EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     AMEX Accepts Lorus' Plan to Meet AMEX's Continued Listing Standards

     TORONTO, May 6 /CNW/ - Lorus Therapeutics Inc. ("Lorus" or the "Company")
(TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, has received a notice from the American Stock Exchange
("AMEX") indicating that Amex has accepted Lorus' plan of compliance and granted the Company an extension until no later than August 13, 2009 to regain compliance with the AMEX's continued listing standards.
     As previously disclosed, on February 19, 2008, the Company received notice from the AMEX staff indicating that the Company was not in compliance with the $6 million stockholder's equity threshold required for continued
listing under AMEX Company Guide Section 1003(a)(iii). The Company was
afforded the opportunity to submit a plan of compliance to the AMEX and on
March 11, 2008 presented its plan to the AMEX. On April 30, 2008 AMEX notified the Company that it accepted the Company's plan of compliance and granted the
Company an extension until August 13, 2009 to regain compliance with the continued listing standards.
     The Company will be subject to periodic review by the AMEX during the extension period. Continued listing on AMEX is dependent upon making progress consistent with the plan or in regaining compliance with the continued listing standards by the end of the extension period.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to meet AMEX's continued
listing requirements; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614E          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 07:30e 06-MAY-08